SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

06050446

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2005 (MM/DD/YY) AND ENDING 09/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Westbrook Rd
(No. and Street)

Essex (City) CT (State) 06426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Terribile 860 767 4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey & Hadley PC (Formerly Snyder & Haller P.C.)
(Name – *if individual, state last, first, middle name*)

147 Charter Oak Ave (Address) Hartford (City) CT (State) 06106-5100 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Terribile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Financial Services, Inc, as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FinOp

Title

Notary Public

My Commission Expires Dec. 31, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EssexFinancialServices

Audited Financial Statements

For Regulatory Filing

September 30, 2006

Table of Contents

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

Report of Independent Auditors

To The Board of Directors of
Essex Financial Services, Inc. and
Essex Savings Bank

We have audited the accompanying statement of financial condition of Essex Financial Services, Inc. (the "Company") as of September 30, 2006 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of September 30, 2005 and for the year then ended were audited by Snyder & Haller, P.C. who merged with Whittlesey & Hadley, P.C. as of January 1, 2006, and whose report dated November 11, 2005 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Essex Financial Services, Inc. at September 30, 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as whole.

Whittlesey & Hadley P.C.

Hartford, Connecticut
November 27, 2006

Statements of Financial Condition

September 30, 2006 and 2005

		2006		2005
ASSETS				
Cash	$	960,871	$	743,048
Receivables from brokers or dealers		41,436		41,226
Other income receivable		354,972		184,134
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $577,473 and $547,918 at September 30, 2006 and 2005 respectively		211,737		174,618
Intangible asset, net		49,073		70,882
Other assets		159,425		106,058
Total assets	$	1,777,514	$	1,319,966
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Accrued expenses	$	423,537	$	214,673
Deferred revenue		256,886		156,849
Dividend payable		97,500		90,647
Other liabilities		100,151		237,333
Total liabilities		878,074		699,502
Commitments and contingent liabilities		-		-
Stockholders' equity				
Common stock, no par value; 2,000 shares authorized; 500 shares issued and outstanding		502,000		502,000
Retained earnings		397,440		118,464
Total stockholders' equity		899,440		620,464
Total liabilities and stockholders' equity	$	1,777,514	$	1,319,966

See accompanying notes to financial statements.

Statements of Income

For the years ended September 30, 2006 and 2005

	2006	2005
Commission and other income		
Commissions on transactions in exchange listed equity securities executed on an exchange	$ 455,733	$ 551,750
Commissions from other securities	(125,830)	168,225
Revenue from sales of investment company shares	1,054,571	808,547
Fees for account supervision, investment advisory and administrative services	6,621,389	5,247,673
Other income	461,667	398,881
Total commission and other income	8,467,530	7,175,076
Expenses		
Salaries and employment costs for stockholder officers	685,984	560,432
Other employee compensation and benefits	4,295,957	3,693,894
Regulatory fees and expenses	38,408	31,431
Other expenses	2,339,730	2,055,008
Total expenses	7,360,079	6,340,765
Income before provision for income tax expense	1,107,451	834,311
Provision for income tax expense	438,476	353,664
Net Income	$ 668,975	$ 480,647

See accompanying notes to financial statements.

Statements of Changes in Stockholders' Equity

For the years ended September 30, 2006 and 2005

	Common stock	Retained earnings	Total stockholders' equity
Balance at September 30, 2004	$ 502,000	$ 118,465	$ 620,465
Net income	-	480,647	480,647
Dividends paid and accrued	-	(480,648)	(480,648)
Balance at September 30, 2005	502,000	118,464	620,464
Net income	-	668,976	668,976
Dividends paid and accrued	-	(390,000)	(390,000)
Balance at September 30, 2006	$ 502,000	$ 397,440	$ 899,440

See accompanying notes to financial statements.

Statements of Cash Flows

For the years ended September 30, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net income	$ 668,976	$ 480,647
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization expense	71,345	71,307
Provision for deferred income tax expense	30,300	19,500
Loss on disposition of assets	541	-
Net change in:		
Receivables from brokers or dealers	(210)	(14,211)
Other income receivable	(170,838)	(26,328)
Other assets	(63,467)	(35,931)
Accrued expenses	208,864	(145,635)
Deferred revenue	100,037	26,507
Other liabilities	(157,382)	175,234
Net cash provided by operating activities	688,166	551,090
Cash flows from investing activities		
Purchase of furniture, equipment and leasehold improvements	(87,196)	(46,935)
Net cash used by investing activities	(87,196)	(46,935)
Cash flows from financing activities		
Dividends paid	(383,147)	(563,151)
Net cash (used) provided by financing activities	(383,147)	(563,151)
Increase (Decrease) in cash and cash equivalents	217,823	(58,996)
Cash and cash equivalents at beginning of period	743,048	802,044
Cash and cash equivalents at end of period	$ 960,871	$ 743,048
Supplemental disclosures		
Cash paid during the year for:		
Interest expense	$ -	$ -
Income taxes	$ 589,104	$ 152,940

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Business

Essex Financial Services, Inc., ("EFS") is a fully disclosed introducing broker-dealer and registered investment advisor. EFS is member of the National Association of Securities Dealers (NASD) and is a member of the Securities Investors Protection Corporation (SIPC). Commissions and investment advisory fee income is generated in connection with sales of securities, insurance products and investment advisory services.

2. Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles for business enterprises in general. However, broker-dealers are further subject to Rule 17a-5 of the Securities and Exchange Commission (the "SEC") and the Financial and Operational Combined Uniform Single ("FOCUS") report thereunder. That rule prescribes the presentational format of the accompanying financial statements as well as additional disclosures.

3. Summary of Significant Accounting Policies

Use of Estimates

In preparing the financial statements, management is required to make estimated and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

EFS considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Included in cash is a $100,000.00 clearing deposit required to be held at EFS's clearing agent, as a condition of its contract.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and improvements are stated at cost less accumulated depreciation.

Major expenditures for property and equipment and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Assets retired, or otherwise disposed of, are eliminated from the asset accounts along with related amounts of accumulated depreciation. Any gains or losses from disposals are included in income.

Depreciation is computed over the estimated useful life of the respective asset, ranging from three years to thirty-nine years. Depreciation expense for the year ended September 30, 2006 and 2005 of $49,536 and $49,496 respectively, was computed using the straight line and accelerated methods.

Commissions and Investment Advisory Income

Commissions earned and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment advisory fees are received quarterly in advance, and are recognized as earned on a pro rata basis over the term of the related investment advisory service period.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets and liabilities are recovered or settled.

Advertising Costs

The Company expenses all advertising costs as they are incurred. Total advertising costs were $55,384 and $42,262 for the year ended September 30, 2006 and 2005, respectively.

Intangible Asset

In December, 2003, EFS paid certain fees related to client retention in the amount of $109,050. These costs have been capitalized and are being amortized on a straight line basis over a five year period. Accumulated amortization was $59,977 and $38,168 at September 30, 2006 and 2005, respectively.

4. Financial Instruments

Cash and cash equivalents are financial instruments for which the carrying value equals fair value. EFS has no financial instruments with off-balance sheet risk.

5. Net Capital and Other Regulatory Requirements

EFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2006, EFS's regulatory net capital of $230,724 exceeded required net capital by $180,724. Aggregate indebtedness was $878,074, resulting in a ratio of aggregate indebtedness to net capital of approximately 3.81 to 1.

EFS does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under Paragraph (k)(2)(ii) thereof.

Notes to Financial Statements

6. Operating Leases

EFS leases a motor vehicle and various office equipment under operating leases. The future minimum lease payments under these leases are as follows:

	Amount
Year ending September 30, 2007	$ 47,782
2008	39,123
2009	27,926
Total minimum lease payments	$ 114,831

7. Rent

In January, 2004, EFS assumed a ten year lease agreement to rent its office space from Rafal Family Limited Liability Company, a related party. The lease calls for an annual fixed rent of $143,220 plus real estate taxes, and common area charges assessed against the premises. The original lease agreement began in 1998, and EFS has three renewal options for terms of five years each.

The following is a schedule of the future minimum rental payments called for under the lease:

	Amount
Year ending September 30, 2007	$ 143,220
2008	95,480
Total minimum rental payments	$ 238,700

Rent expense for the year ended September 30, 2006 and 2005 was $157,791 and $156,736, respectively.

8. Income Taxes

The provision for income tax expense for the year ended September 30, 2006 and 2005 consists of the following components:

	2006		
	Current	Deferred	Total
Federal income tax expense	$335,884	$ 24,450	$ 360,334
State income tax expense	72,292	5,850	78,142
Provision for income tax expense	$408,176	$ 30,300	$ 438,476

	2005		
	Current	Deferred	Total
Federal income tax expense	$259,797	$ 15,750	$ 275,547
State income tax expense	74,367	3,750	78,117
Provision for income tax expense	$334,164	$ 19,500	$ 353,664

EFS's total deferred tax assets at September 30, 2006 and 2005 consist of the following:

	2006	2005
Deferred tax assets		
Expenses recorded for books but not tax	$ 24,700	$ 37,700
Deferred tax liabilities		
Depreciation expense	(44,900)	(27,600)
Net deferred tax (liabilities) assets	$ (20,200)	$ 10,100

Notes to Financial Statements

9. Profit Sharing Contributions

EFS maintains a 401(k) profit sharing plan for all eligible employees. Total contributions to the Plan for the fiscal year ended September 30, 2006 and 2005 was $185,868 and $155,862, respectively.

10. Concentrations of Credit Risk

EFS maintains its cash in local financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. At September 30, 2006, uninsured cash balances were approximately $791,000.

EFS also maintains cash equivalents, consisting of money funds, which are not insured by Federal Depository Insurance. These money funds are held in brokerage accounts and are protected by, and subject to the limitations of, SIPC and the Gulf Insurance Company. At September 30, 2006, the money funds balances were approximately $108,000.

11. Related Party Transactions

EFS paid management fees of $360,000 to Essex Savings Bank, a related party, during the year ended September 30, 2006.

Schedule 1

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2006

Computation of Net Capital:		
Total stockholders' equity		$ 899,440
Deductions -		
Non-allowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 211,737	
Commissions receivable - 12B-1 fees	248,481	
Other assets	208,498	
Total non-allowable assets		668,716
Net capital before haircuts on securities positions		230,724
Haircuts on securities - other securities		-
Net capital		$ 230,724
Aggregate Indebtedness:		
Accounts payable, accrued expenses and other liabilities		$ 878,074
Total aggregate indebtedness		$ 878,074
Computation of basic net capital requirement:		
Net capital requirement, greater of -		
Minimum net capital required, 6-2/3% of aggregate indebtedness		$ 58,538
Defined minimum dollar net capital requirement		$ 50,000
Net capital requirement		$ 50,000
Excess net capital		$ 180,724
Excess net capital at 1000%		$ 142,917
Ratio of aggregated indebtedness to net capital		3.81
Reconciliation of net capital with computation included in Part IIA of Form X-17A-5 as of September 30, 2006:		
Net capital, as reported in Part IIA (unaudited) FOCUS report		$ 230,274
Audit adjustments:		
None	$ -	
		-
Net capital		$ 230,274

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Daniel L. Pancake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Circle Financial, as of September 30, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA A. SHATTUCK
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 06-102696-2 - Expires January 26, 2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ]
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- [ ] Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- [ ] consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Great Circle Financial

Financial Statements

and

Supplemental Information

Years ended September 30, 2006 and 2005

with

Reports of the Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

Board of Directors
Great Circle Financial

We have audited the accompanying statement of financial condition of Great Circle Financial (formerly D.R. Mayo & Company, Inc.) as of September 30, 2006 and 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Circle Financial as of September 30, 2006 and 2005, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
December 1,2006

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

Great Circle Financial
Statement of Financial Condition
September 30, 2006 and 2005

	2006	2005
Current assets		
Cash	$ 20,526	$25,123
Commissions receivable from clearing broker	29,503	8,814
Total current assets	50,029	33,937
Property and equipment, at cost, net of accumulated depreciation of $46,697 (2005 - $45,839)	285	1,143
Deposits and other assets	--	34
Total assets	$50,314	$35,114
Current liabilities		
Accounts payable	$519	$12,521
Accrued employee expenses	21,004	5,496
Total current liabilities	21,523	18,017
Stockholder's equity		
Common stock, no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	15,000	15,000
Additional paid-in-capital	342,144	342,144
Retained earnings (accumulated deficit)	(328,353)	(340,047)
Total stockholder's equity	28,791	17,097
Total liabilities and stockholder's equity	$50,314	$35,114

See accompanying notes.

Great Circle Financial
Statement of Operations
Years ended September 30, 2006 and 2005

	2006	2005
Revenue		
Commissions	$ 196,516	$215,294
Miscellaneous	940	1,095
Interest	824	482
Total revenue	198,280	216,871
Expenses		
Commissions and salaries	105,273	86,344
Payroll taxes	4,996	6,842
Transaction clearing and quotation charges	42,183	70,153
Accounting and audit	3,010	3,185
Dues and subscriptions	--	406
Insurance	501	607
Meals, travel and entertainment	--	1,087
Other outside services	5,394	6,633
Other taxes and fees	100	--
Regulatory fees and assessments	4,928	7,265
Rent	11,117	18,800
Supplies	589	6,566
Telephone	6,018	13,868
Depreciation	858	858
Interest and finance charges	--	6,269
Miscellaneous	1,369	3,211
Total expenses	186,336	232,094
Income (loss) before income taxes	11,944	(15,223)
Income taxes	250	800
Net income (loss)	$11,694	($16,023)

See accompanying notes.

Great Circle Financial
Statement of Changes in Stockholder's Equity
Years ended September 30, 2006 and 2005

	Common stock Shares	Common stock Amount	Additional paid-in-capital	Retained earnings (accumulated deficit)	Total stock-holder's equity
Balances, September 30, 2004	1,000	$15,000	$339,594	($324,024)	$30,570
Capital contribution	--	--	2,550	--	2,550
Net loss	--	--	--	(16,023)	(16,023)
Balances, September 30, 2005	1,000	15,000	342,144	(340,047)	17,097
Net income	--	--	--	11,694	11,694
Balances, September 30, 2006	1,000	$15,000	$342,144	($328,353)	$28,791

See accompanying notes.

Great Circle Financial
Statement of Cash Flows
Years ended September 30, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net income (loss)	$11,694	($16,023)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation	858	858
Changes in current assets and liabilities		
Commissions receivable	(20,689)	11,545
Prepaid Expenses	--	1,723
Accounts payable	(12,002)	2,703
Accrued employee expenses	15,509	(5,507)
Cash provided (used) by operating activities	(4,630)	(4,701)
Cash flows from investing activities		
Change in deposits and other assets	34	1,190
Cash provided by investing activities	34	1,190
Cash flows from financing activities		
Capital contribution	--	2,550
Cash provided by financing activities	--	2,550
Net increase (decrease) in cash	(4,597)	(961)
Cash, beginning of year	$25,123	26,084
Cash, end of year	$20,526	$25,123
Supplemental disclosure		
Cash paid for income taxes	$ 250	$800
Cash paid for interest and finance charges	$ -	$6,269

See accompanying notes.

Great Circle Financial
Notes to Financial Statements
September 30, 2006

Note 1 – Summary of significant accounting policies

Basis of presentation
Great Circle Financial (Company, formerly D.R. Mayo & Company, Inc.), incorporated in California and located in Reno, NV since April 15, 2006, is registered with the National Association of Securities Dealers (NASD) as a broker-dealer in the sale of securities. The Company is exempt from Securities Exchange Commission Rule 15c3-3 because it does not handle securities or carry customer accounts. A single securities clearing broker clears virtually all transactions executed on behalf of customers of the Company.

Cash
For purposes of the accompanying statement of cash flows, cash consists of cash on deposit with a commercial bank and with the securities clearing broker.

Property and equipment
The Company capitalizes the cost of property and equipment, consisting of office and computer equipment, furniture and leasehold improvements, exceeding $2,000. The Company computes depreciation using the straight-line method based on the useful lives of office and computer equipment and furniture of five years and of leasehold improvements the shorter of the useful lives or the remaining terms of the related leases. Differences between financial statement and income tax depreciation are not material.

Security transactions and commissions
The Company records revenues and expenses related to security transactions based on the accounting method used by its securities clearing broker, which is on a settlement-date basis. Net commission revenue on unsettled transactions as of September 30, 2006 and 2005 is not material.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in these financial statements, notes and supplemental information. Actual results could differ from those estimated.

Great Circle Financial
Notes to Financial Statements
September 30, 2006

Note 1 – Summary of significant accounting policies (continued)

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature or bear interest at current market rates.

Note 2 – Commissions receivable

As of September 30, 2006, the Company had a commission receivable from its securities clearing broker for net commissions due the Company and earned during the month of September 2006 that totaled $29,503 (2005 - $8,814). The Company received such net commissions during October 2006 and included the amount as an allowable asset in its net capital computation.

Note 3 – Taxes on income

Current income tax expense during the years ended September 30, 2006 and 2005 reconciles as follows:

	2006	2005
Federal	$ -	$ -
State	250	800
Total current income tax expense	250	$800

During the years ended September 30, 2006 and 2005, statutory income tax rates did not match financial statement rates due to loss carry forwards, carry backs and minimum franchise taxes.

The Company incurred income tax losses in previous years and, after prior carry backs, has approximately $330,000 to carry forward to future years for federal

Note 3 – Taxes on income (continued)

purposes ($310,000 for purposes of California taxes on income). The loss carry forwards expire during the tax years ending September 30, 2021 through 2023 (September 30, 2006 through 2007 for California). The Company has recorded a 100% valuation allowance against the deferred tax asset resulting from the loss carry forward.

Other deferred income tax assets and liabilities arising from timing difference between financial statement and income tax asset, liability, income and expense recognition are not material to the financial condition of the Company.

Note 4 – Commitments

The Company rents its office space from its President and sole shareholder on a month-to-month basis. Of the rent expense for the year ended September 30, 2006, approximately $10,600 was paid to the Company's President for use of office and storage space.

The Company's security clearing broker requires that the Company maintain a minimum deposit balance of $25,000. At September 30, 2006, the balance with the securities clearing broker was $20,363, due to capital draw downs by the Company. Draw downs are being repaid monthly in payments of $500.

Note 5 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of total aggregate indebtedness times 6⅔% and $5,000. As of September 30, 2006, the net capital of the Company exceeded the minimum net capital requirement by $23,506.

In the opinion of management, the Company maintained the required minimum net capital during the years ended September 30, 2006 and 2005.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Supplemental Information

Board of Directors
Great Circle Financial

We have audited the financial statements of Great Circle Financial for the years ended September 30, 2006 and 2005, and have issued our report thereon dated December 1, 2006. Our audits were made primarily for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
December 1, 2006

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

Great Circle Financial

Statement of Changes in Liabilities Subordinated to Claims of the General Creditors

Year ended September 30, 2006

Balance, beginning of year	$–
Increase (decrease)	–
Balance, end of year	$–

Great Circle Financial
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
September 30, 2006

Net Capital

Total stockholder's equity	$28,791
Adjustments for non-allowable assets	
Property and equipment, net	285
Deposits and other assets	
Total adjustments	285
Net capital	$28,506

Total Aggregate Indebtedness

Total liabilities	$21,523
Total aggregate indebtedness	$21,523

Computation of Basic Net Capital Requirement

Total aggregate indebtedness times 6⅔%	$1,435
Minimum net capital requirement for reporting broker	$5,000
Basic net capital requirement (greater of $1,211 and $5,000)	$5,000
Excess net capital	$23,506
Excess net capital at 1,000%	
Net capital less 10% of total aggregate indebtedness	$21,353
Ratio of total aggregate indebtedness to net capital	0.76

Great Circle Financial
Reconciliation Pursuant to Rule 17a-5(d)(4)
September 30, 2006

Reconciliation with the Computation of the Company included in Part IIA of Form X-17A-5 as of September 30, 2005

Net capital reported in the unaudited Part IIA FOCUS report of the Company	$33,007
Net audit adjustments	(7,501)
Net capital, as reported herein	$25,506
Total aggregate indebtedness reported in the unaudited Part IIA FOCUS report of the Company	$18,165
Net audit adjustments	3,359
Total aggregate indebtedness, as reported herein	$21,523

Great Circle Financial
Computation for the Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2006

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (k)(i)(C) is met.

Great Circle Financial
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2006

A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Great Circle Financial

We have audited the financial statements of Great Circle Financial (formerly D.R. Mayo & Company, Inc.) for the years ended September 30, 2006 and 2005, and have issued our report thereon dated December 1, 2006. As part of our audits, we made a study and evaluation of the system of internal accounting control of the Company to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of net capital and total aggregate indebtedness under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the Commission. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate. Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Great Circle Financial, taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of the Company were adequate as of September 30, 2006 and 2005, to meet the objectives of the Commission.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
December 1, 2006